Exhibit 99.1



ALICO incorporated

Company Overview – June 1, 2012



Forward-Looking Statements

ALICO incorporated

This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Alico's current expectations about future events and can be identified by terms such as "estimates," "plans," "expect," "may," "anticipate," "intend," "should be," "will be," "is likely to," "strive to," and similar expressions referring to future periods.

Alico believes the expectations reflected in the forward-looking statements are reasonable but cannot guarantee future results, level of activity, performance or achievements. Actual results may differ materially from those expressed or implied in the forward-looking statements. Therefore, Alico cautions you against relying on any of these forward-looking statements. Factors which may cause future outcomes to differ materially from those foreseen in forward-looking statements include, but are not limited to: changes in laws, regulations and rules; weather conditions that affect production, transportation, storage, import and export of fresh product; increased pressure from disease, insects and other pests; disruption of water supplies or changes in water allocations; pricing and supply of raw materials and products; market responses to industry volume pressures; pricing and supply of energy; changes in interest rates; availability of financing for land development activities; political changes and economic crises; international conflict; acts of terrorism; labor disruptions; inability to pay debt obligations; inability to engage in certain transactions due to restrictive covenants in debt instruments; government restrictions on land use; market and pricing risks due to concentrated ownership of stock. Other risks and uncertainties include those that are described in Alico's SEC filings, which are available on the SEC's website at http://www.sec.gov. Alico undertakes no obligation to subsequently update or revise the forward-looking statements made in this presentation, except as required by law.



Company Highlights

ALICO incorporated

- Agribusiness company with an emphasis on citrus
- A leading citrus grower in Florida with 11,000 acres
  - Increasing yields
  - Decreasing unit production costs
  - Significant industry expertise
- Favorable Florida citrus market outlook
- Planned investment in additional citrus groves
- Other land holdings presently used for:
  - Sugarcane
  - Cattle
  - Leasing and development
- Debt to equity ratio of .42 and substantial availability under LOC
- Strong growth in EPS

EPS (diluted) Trend


$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$-
$(0.50)
$(1.00)
$2.51
$1.82
$0.96
$(0.08)
$(0.49)
FY2009
FY2010
FY2011
FY2012E
Including Land Sales
Operations



Quick Overview of Alico, Inc.

- Formed in 1960 as a land management company operating in central and southwest Florida
- Owns approximately 140,000 acres in five Florida counties
- Agricultural lines of business include Citrus Groves, Citrus Supply Chain Management, Sugarcane and Cattle
- Other operations include land leasing, rock and sand mining, mineral and oil leasing and real estate development



Company Revenue Cycles



Fiscal Year
Q1
Ending 12/31
Q2
Ending 3/31
Q3
Ending 6/30
Q4
Ending 9/30
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Harvest Early/Mid Varieties of Oranges
Harvest Valencia Oranges
Harvest Sugarcane
Deliver Beef Cattle



Consolidated Financial Summary

Three Year Trend

(in millions, except per share data)

	Fiscal Years Ended September 30,			
	2009	2010	2011	CAGR
Operating Revenue	$ 89.5	$ 79.8	$ 98.6	3.3%
Operating Expense	87.7	69.9	75.2	-5.0%
Gross Profit	**1.8**	**9.9**	**23.4**	**133.6%**
General and Administrative Expenses	9.1	6.5	8.2	-3.4%
Operating Income	**(7.3)**	**3.5**	**15.2**	**228.0%**
Interest and Investment Income (Loss), net	0.6	0.9	(1.4)	-232.3%
Interest Expense	(5.4)	(6.9)	(2.0)	28.1%
Other Income, Net	8.6	0.7	0.7	-57.0%
Income Tax (Provision) Benefit	(0.2)	1.2	(5.4)	222.4%
Net Income (Loss)	**$ (3.6)**	**$ (0.6)**	**$ 7.1**	**224.8%**
EPS	**$ (0.49)**	**$ (0.08)**	**$ 0.96**	**225.1%**



Consolidated Financial Summary

First Half FY2012

ALICO incorporated

(in millions, except per share data)

	Six Months Ended March 31,		
	2011	**2012**	**% Change**
Operating Revenue	$ 53.0	$ 80.2	51%
Operating Expense	42.5	60.4	42%
Gross Profit	**10.6**	**19.8**	**88%**
General and Administrative Expenses	3.6	3.9	7%
Operating Income	**7.0**	**16.0**	**129%**
Interest and Investment Income (Loss), net	(1.7)	0.0	-102%
Interest Expense	(1.1)	(0.9)	-13%
Other Income, Net	0.1	0.0	-44%
Income Tax (Provision) Benefit	(1.6)	(5.7)	258%
Net Income (Loss)	**$ 2.6**	**$ 9.3**	**257%**
EPS	**$ 0.36**	**$ 1.27**	**253%**



Citrus Market Overview

- Total U.S. orange production – 206 million[i] boxes
- Total Florida orange production – 146 million[i] boxes
  - Alico grows and harvests approximately 4.4 million boxes of oranges and 0.2 million boxes of grapefruit and other specialty fruit
  - Alico handles approximately 3.5 million boxes grown by others thru its supply chain management arm
  - Grows, harvests and handles ~5% of Florida production
- Florida production expected to remain relatively flat over next 10 years
- Florida shortfalls in production covered by imports from Brazil to meet demand
- Opportunity for Alico to expand citrus operations
  - One of the top ten growers in Florida[ii]

(i) Source – USDA June 2012 Forecast
(ii) Source – Florida Grower Magazine



Industry Trends

Florida Citrus Production Trend



300
250
200
150
100
50
-
in millions of boxes
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$-
per Lb Solid
2001/02
2002/03
2003/04
2004/05
2005/06
2006/07
2007/08
2008/09
2009/10
2010/11
2011/12
2012/13
2013/14
2014/15
2015/16
2016/17
2018/19
2019/20
2020/21
2021/22
Actual Boxes
Projected Boxes
Actual Price/Lb Solid
(2011/12 Mutuals Mostly estimate)

Sources – Florida Agricultural Statistics Service, Allen Morris

Industry Trends

Florida Citrus Production Trend



300
250
200
150
100
50
-
in millions of boxes
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$-
per Lb Solid
2001/02
2002/03
2003/04
2004/05
2005/06
2006/07
2007/08
2008/09
2009/10
2010/11
2011/12
2012/13
2013/14
2014/15
2015/16
2016/17
2018/19
2019/20
2020/21
2021/22
Actual Boxes
Projected Boxes
Actual Price/Lb Solid
(2011/12 Mutuals Mostly estimate)
Alico Price/Lb Solid
(2011/12 estimated)

Sources – Florida Agricultural Statistics Service, Allen Morris

Alico's Historical Citrus Returns

Historical Citrus Return on Assets with Groves at Book Value


$140
$120
$100
$80
$60
$40
$20
$-
in millions
50.0%
45.0%
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
Return on Asssets
FY2002 FY2003 FY2004 FY2005 FY2006 FY2007 FY2008 FY2009 FY2010 FY2011
Citrus Total Assets
Citrus Gross Profit
Return on Assets

Alico's Historical Citrus Returns

Historical Citrus Return on Assets with Groves at Estimated Replacement Cost



$140
$120
$100
$80
$60
$40
$20
$-
in millions
50.0%
45.0%
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
Return on Asssets
FY2002
FY2003
FY2004
FY2005
FY2006
FY2007
FY2008
FY2009
FY2010
FY2011
ERC of Citrus Assets
Citrus Gross Profit
Return on Assets



Leading Citrus Grower

Production Increases

Production Trends



40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
-
7.0
6.5
6.0
5.5
5.0
4.5
4.0
in millions of units
Lbs Solid/Box
6.4
6.3
6.6
21.6
24.2
28.8
3.6
4.1
4.6
2009/10
2010/11
2011/12 E
Lbs Solid
Boxes
Lbs Solid/Box

- Alico production increases over last two harvest seasons:
  - 28% increase in boxes[(i)]
  - 33% increase in Lbs Solid[(i)]
- Florida production up 9.3% in boxes over the same time period[(ii)]
- Outpaced Florida's box increases due in large part to:
  - Expertise in foliar nutritional programs
  - Proficiency in farming methods

(i) Source – Internal Estimates for 2011/12 Crop Year

(ii) Source – USDA June 2012 Forecast

Leading Citrus Grower

Production Costs Per Box

Revenue and Production Cost per Box Trends



$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$-
$10.05
$11.67
$11.90
Brazil
$4.70
SW FL
$3.97
$4.61
$4.08
$3.76
2009/10
2010/11
2011/12 E
Revenue/Box
Production Cost/Box

- Alico production costs per box:
  - 18%(i) decrease in cost per box over last two harvest seasons
  - Lower production costs per box than Brazil average(ii)
  - Expect lower 2011/12 production costs per box than southwest Florida region average(iii)

(i) Source – Internal Estimates for 2011/12 Crop Year
(ii) GCONCI (2010/11 Estimates)
(iii) Source – University of Florida/IFAS (2010/11 Estimates)

Leading Citrus Grower

Significant Industry/Management Experience

- JD Alexander, CEO – Over 30 years experience in Florida citrus
- Dr. Ken Smith, COO – Over 23 years in agriculture
- Daniel Sutton, Director of Citrus Operations – Over 18 years experience in Florida citrus
- Chris Moore, President of Bowen Brothers – Over 20 years experience in Florida citrus
- Mark Humphrey, CFO – Over 17 years experience in finance



Revenue and Gross Profit by Segment

Three Year Trend

(in millions)

	Fiscal Years Ended September 30,			
	2009	2010	2011	CAGR
Revenue:				
Bowen (Citrus Supply Chain Management)	$ 28.0	$ 28.9	$ 36.1	8.9%
Citrus Groves	36.0	36.5	47.1	9.3%
Sugarcane	7.6	4.1	7.8	0.7%
Cattle	8.2	4.0	4.6	-17.5%
Real Estate	1.4	-	-	-100.0%
Land Leasing and Rental	2.7	2.4	2.4	-3.3%
Land Sales and Other	5.6	3.9	0.5	-54.0%
Total Revenue	**$ 89.5**	**$ 79.8**	**$ 98.6**	**3.3%**
Gross Profit:				
Bowen (Citrus Supply Chain Management)	$ 1.3	$ 0.7	$ 1.0	-9.1%
Citrus Groves	8.7	10.7	19.3	30.3%
Sugarcane	(2.2)	0.4	1.0	176.1%
Cattle	(2.0)	0.3	1.4	190.1%
Real Estate	(3.9)	(1.6)	(0.6)	46.8%
Land Leasing and Rental	1.6	1.3	1.2	-8.3%
Land Sales and Other	(1.8)	(1.8)	0.1	135.5%
Total Gross Profit	**$ 1.8**	**$ 9.9**	**$ 23.4**	**133.6%**



Revenue and Gross Profit by Segment

First Half FY2012

ALICO incorporated

(in millions)

	Six Months Ended March 31,		
	2011	2012	% Change
Revenue:			
Bowen (Citrus Supply Chain Management)	$ 18.9	$ 30.8	62.8%
Citrus Groves	24.6	33.5	36.0%
Sugarcane	7.5	13.7	83.1%
Cattle	0.4	0.6	33.6%
Real Estate	-	-	NM
Land Leasing and Rental	1.3	1.3	2.2%
Land Sales and Other	0.3	0.3	12.9%
Total Revenue	**$ 53.0**	**$ 80.2**	**51.2%**
Gross Profit:			
Bowen (Citrus Supply Chain Management)	$ 0.6	$ 1.1	83.0%
Citrus Groves	8.7	14.5	67.3%
Sugarcane	0.6	3.1	398.9%
Cattle	0.2	0.3	50.8%
Real Estate	(0.3)	(0.2)	11.7%
Land Leasing and Rental	0.7	0.8	19.1%
Land Sales and Other	0.1	0.3	197.1%
Total Gross Profit	**$ 10.6**	**$ 19.8**	**87.6%**



FY2012 Estimated Citrus Results

- 15% increase in production of early/mid varieties versus prior year
- 27% increase in production of Valencias versus prior year
- Production increases due in large part to continually improving farming methods

Citrus Revenue Estimate Bridge

(in millions)



$60.0
$55.0
$50.0
$45.0
$40.0
$35.0
$30.0
$47.1
$8.9
$(0.6)
$55.4
2010/11 Actual
Production
Pricing
2011/12 Estimate

FY2012 First Half Sugarcane and Cattle Results

- Sugarcane
  - Revenue of $13.7MM versus $7.5MM last year
  - Gross profit of $3.1MM versus $0.6MM last year
  - Standard Tons harvested increased 52%

- Cattle
  - Revenue of $0.6MM versus $0.4MM last year
  - Gross profit of $0.3MM
  - Approximately 752M pounds sold (691M pounds last year)
  - Price per pound increased 23%



Full Year FY2012 Estimate

ALICO incorporated

	Fiscal Years Ended September 30,				
	2009	2010	2011	2012E	CAGR
Revenue	**$ 89.5**	**$ 98.6**	**$ 79.8**	**$ 125.8**	**8.9%**
Gross Profit by Segment:					
Bowen (Citrus Supply Chain Management)	1.3	0.7	1.0	1.2	-2.7%
Citrus Groves	8.7	10.7	19.3	24.1	28.9%
Sugarcane	(2.2)	0.4	1.0	3.0	8.2%
Cattle	(2.0)	0.3	1.4	2.6	7.3%
Real Estate	(3.9)	(1.6)	(0.6)	(0.5)	40.1%
Land Leasing and Rental	1.6	1.3	1.2	1.3	-4.7%
Land Sales	-	-	-	8.2	NM
Other Operations	(1.8)	(1.8)	0.1	0.3	35.8%
Total Gross Profit	**1.8**	**9.9**	**23.4**	**40.2**	**116.3%**
General and Administrative Expenses	9.1	6.5	8.2	8.5	-1.7%
Operating Income	**(7.3)**	**3.5**	**15.2**	**31.7**	**44.6%**
Interest and Investment Income (Loss), net	0.6	0.9	(1.4)	-	-100.0%
Interest Expense	(5.4)	(6.9)	(2.0)	(1.7)	-25.2%
Other Income, Net	8.6	0.7	0.7	-	-100.0%
Income Tax (Provision) Benefit	(0.2)	1.2	(5.4)	(11.6)	190.6%
Net Income (Loss)	**$ (3.6)**	**$ (0.6)**	**$ 7.1**	**$ 18.5**	**50.0%**
EPS	**$ (0.49)**	**$ (0.08)**	**$ 0.96**	**$ 2.51**	**50.4%**



Alico's Strategic Assessment

ALICO incorporated

Citrus

- Brands require Florida oranges
  - Tropicana and Minute Maid
    - Highest priced
    - Consumer preferred
    - Grown to over half the orange juice market
- Marketers need to partner with Florida producers
  - Long-term marketing agreements
    - Volume and price incentives
  - Require stable and efficient growers
- Growers bear all risks
  - Pricing
  - Weather/Diseases
- Relatively high long-term expected returns

Sugarcane

- Government supported industry
- Most profitably grown on muck soils
- Lower long-term expected returns

Cattle

- Supply levels generally dictate pricing
- Lower long-term expected returns



Strategic Vision and Initiatives

- Market and sell under-productive assets
- Invest in citrus groves to increase citrus production and partner with marketers
  - Plant groves on owned land – 10,000 additional acres
  - Acquire groves in Florida – 10,000 additional acres

Current Land Utilization:	Gross Acreage	Net Producing
Citrus Groves	15,000	10,700
Sugarcane	30,000	18,800
Developable Acreage (Lee County)	5,200	-
Improved Pasture	10,000	-
Unimproved Acreage and Other	79,400	-
Total	**139,600**	**29,500**

